SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               Kuhlman Corporation
             (Exact Name of Registrant as Specified in its Charter)


                               Delaware 58-2058047
            (State of Incorporation or Organization) (I.R.S. Employer
                               Identification No.)

               3 Skidaway Village Square, Savannah, Georgia 31411
               (Address of Principal Executive Offices) (Zip Code)


  If this Form relates to the           If this Form relates
  registration of a class of debt       to the registration of
securities and is effective upon        a class of debt  securities and is
filing pursuant to  General             to become effective
Instruction A(c)(1) please check        simultaneously with the effectiveness
the following box.  [ ]                 of a concurrent registration statement
                                        under the Securities Act of 1933
                                        pursuant to General Instruction A(c)(2)
                                        please check the following box.  [ ]


         Securities to be registered pursuant to Section 12(b) of the Act:

                                                  Name of Each Exchange
         Title of each class                      of Which Each Class
         to be so registered                      is to be Registered

         Preferred Stock Purchase Rights           New York Stock Exchange

         Securities to be registered pursuant to Section 12(g) of the Act:

                                       N/A
                                (Title of Class)


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Item 1.  Description of Registrant's Securities To Be Registered.

         The securities being registered are Preferred Stock Purchase Rights (the "Rights"). On April 24, 1997 (the "Rights Dividend Declaration Date"), the Board of Directors of Kuhlman Corporation (the "Company") declared a dividend distribution of one Right (a "Right") for each outstanding share of Common Stock, par value $1.00 per share, of the Company (the "Common Stock") to stockholders of record at the close of business on April 30, 1997 (the "Record Date"). At April 18, 1997, there were 13,846,571 shares of Common Stock issued (including 72,388 shares held in treasury) and 2,194,528 shares of Common Stock authorized but unissued. No shares of Preferred Stock of any series were authorized for issuance or issued other than the Series A Preferred Stock referred to below.

         Under certain circumstances, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Preferred Stock, Series A, no par value, of the Company (the "Series A Preferred Stock") or, in certain circumstances, either Common Stock or common stock of an acquiring company at one-half of its market price. The Rights are designed to make it more likely that all of the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against the use of coercive tactics to gain control of the Company. The Rights also provide protection against a controlling stockholder taking advantage of its position by engaging in transactions for its benefit and to stockholders' detriment. The description and terms of the Rights are set forth in a Rights Agreement dated as of April 30, 1997 (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent").

Exercise Price

         When exercisable, except as set forth below, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at a price of $80.00 (the "Purchase Price"), subject to adjustment in certain circumstances.

Transfer and Detachment

         Initially, the Rights will not be exercisable, certificates representing the Rights will not be sent to stockholders, and the Rights will trade automatically with the Common Stock. The Rights will separate from the Common Stock and certificates representing the Rights will be distributed upon the earlier of (i) 10 business days following the date (the "Stock Acquisition Date") of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock and
(ii) 10 business days following the commencement or announcement of an intention to make a tender offer or exchange offer which, if successful, would cause the bidder to own 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). The Company expects that the Rights will begin to trade independently at that time. At no time, however, will the Rights have any voting power. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with the Common Stock, (ii) new Common Stock certificates issued after the Record Date, upon transfer or new issuance of the Common Stock, will contain a notation incorporating the Rights Agreement by reference, and (iii) the

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surrender for transfer of any of the Common Stock certificates will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificates.

Exercisability

         The Rights are not exercisable until the Distribution Date. The Rights will expire on April 30, 2007 (the "Final Expiration Date"), unless earlier redeemed by the Company as described below.

Right to Acquire Stock at Half Price

         In the event (a "Section 11(a)(ii) Event") that any person becomes an Acquiring Person at any time after the Rights Dividend Declaration Date (otherwise than pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms that are determined to be fair and in the best interests of the Company and its stockholders by a majority of the members of the Board of Directors of the Company who are not Acquiring Persons or representatives or nominees of or affiliated or associated with an Acquiring Person), after the Distribution Date each holder of a Right will have the right to receive, upon exercise, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right then in effect. For example, if at the time of a Section 11(a)(ii) Event the Common Stock has a per share value of $40.00, then the holder of each Right (other than the Acquiring Person) would be entitled to receive four shares of Common Stock for $80.00 (i.e., at a 50% discount). All Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

         In the event (a "Section 13 Event") that, following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, then, except as otherwise provided in the Rights Agreement, each holder of a Right (except Rights that have been voided) shall thereafter have the right to receive, upon exercise, the common stock (or other capital stock) of the acquiring company having a value equal to two times the exercise price of the Right then in effect.

Adjustments

         The Purchase Price payable, and the number of shares of Series A Preferred Stock (or other securities or property) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above). The number of Rights and number of shares of Series A Preferred Stock issuable upon the exercise of each Right are also subject to adjustment in the event of a stock split, combination or stock dividend on the Common Stock.

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         With certain exceptions, no adjustment in the Purchase Price will be required until the time at which cumulative adjustments require an adjustment of at least 1% of the Purchase Price. No fractional shares of Series A Preferred Stock will be issued (other than fractions that are integral multiples of one one-hundredth of a share of Series A Preferred Stock, which may, upon the election of the Company, be evidenced by depositary receipts), and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

Redemption

         At any time prior to the close of business on the earliest to occur of
(i) the Stock Acquisition Date, (ii) the Distribution Date and (iii) the Final Expiration Date, the Company may, at its option, by resolution of its Board of Directors, redeem all but not less than all of the then outstanding Rights at a redemption price of $.001 per Right, subject to adjustment (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Series A Preferred Stock

         Each share of Series A Preferred Stock purchasable upon exercise of the Rights will be entitled to receive, subject to a minimum dividend of $60 per year, a dividend of 100 times the dividend declared on the shares of Common Stock. In the event of liquidation, the holders of the shares of Series A Preferred Stock will be entitled to receive, subject to a minimum liquidation payment of $100 per share, an aggregate liquidation payment equal to 100 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have one hundred votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the shares of Series A Preferred Stock as to dividends and liquidation, and in the event of mergers and consolidation, are protected by antidilution provisions.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

Amendments

         Prior to the first to occur of the Stock Acquisition Date and the Distribution Date, and subject to the last sentence of this paragraph, the Company may, by resolution of its Board of Directors, amend any provision of the Rights Agreement in any respect whatsoever without the approval of any Common Stock holders. From and after the first to occur of the Stock Acquisition Date and the Distribution Date, and subject to the last sentence of this paragraph,

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the Company may, by resolution of its Board of Directors (which resolution shall be effective only with the concurrence of a majority of the Continuing Directors and only if the Continuing Directors constitute a majority of the number of directors then in office), amend the Rights Agreement without the approval of any holders of Rights in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained therein that may be defective or inconsistent with any other provisions therein, (iii) to shorten or lengthen any time period provided for therein or (iv) to supplement or amend any other provisions of the Rights Agreement in any manner that the Company may deem necessary or desirable and that shall not adversely affect the interests of the holders of Rights
(other than an Acquiring Person or an affiliate or associate of an Acquiring Person); provided, however, that the Rights Agreement may not be amended to lengthen, pursuant to clause (iii), (A) a time period relating to when the Rights may be redeemed or to modify the ability (or inability) of the Board of Directors of the Company to redeem the Rights, in either case at such time as the Rights are not then redeemable, or (b) any other time period provided for herein unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of or the benefits to the holders of the Rights (other than an Acquiring Person or an affiliate or associate of any such Person). Notwithstanding anything in the Rights Agreement to the contrary, no amendment shall be made on or after the first to occur of the Stock Acquisition Date and the Distribution Date that changes the Redemption Price, the Final Expiration Date, the Purchase Price or the number of one-hundredths of a share of Preferred Stock for which a Right is then exercisable.

         The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board at the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing Persons.

         The foregoing description of the Rights and of the Series A Preferred Stock is qualified by reference to the Rights Agreement, which is attached hereto as Exhibit (1) and is incorporated herein by reference.

Item 2.  Exhibits

         (1) Rights Agreement, dated as of April 30, 1997, between Kuhlman Corporation and Harris Trust and Savings Bank. The Rights Agreement includes the terms of the Junior Participating Preferred Stock, Series A, as Exhibit A thereto and the form of Right Certificate as Exhibit B thereto.

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                                    SIGNATURE

         Pursuant to Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       KUHLMAN CORPORATION




Dated: April 25, 1997                 By:   /s/ Robert S. Jepson, Jr.
                                            Robert S. Jepson, Jr.
                                            Chairman and Chief Executive Officer


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